ZAYO GROUP, LLC

ZAYO CAPITAL, INC.

1805 29th Street, Suite 2050

Boulder, Colorado 80301

(303) 381-4683

October 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zayo Group, LLC and Zayo Capital, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Zayo Group, LLC, a Delaware limited liability company (the “Company”) and Zayo Capital, Inc., a Delaware corporation (“Zayo Capital,” and together with the Company, the “Issuers”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Issuers pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offering by the Issuers to exchange (the “Exchange Offer”) up to $1,430,000,000 aggregate amount of the Issuers’ 6.00% senior notes due 2023 and $350,000,000 aggregate amount of the Issuers’ 6.375% senior notes due 2025 (collectively, the “Exchange Notes”) for a like principal amount of the Issuers’ outstanding 6.00% senior notes due 2023 and the Issuers’ outstanding 6.375% senior notes due 2025 (collectively, the “Outstanding Notes”), respectively.

The Issuers are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-

action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuers will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:

If the Exchange Offer offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus in connection with the resale of the Exchange Notes, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Issuers will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Issuers will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740 or the undersigned at (303) 381-4683 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ Scott E. Beer
Scott E. Beer
General Counsel and Secretary
Zayo Group, LLC and Zayo Capital, Inc.

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP

Signature page to Exxon Capital Letter